Miller Industries, Inc.

8503 Hilltop Drive
Ooltewah, Tennessee 37363-6841
423-238-4171

July 2, 2010

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549
Attention: Max A. Webb, Assistant Director

Re:	Miller Industries, Inc.
Form 10-K for year ended December 31, 2009
Filed on March 10, 2010
SEC File No. 001-14124

Ladies and Gentlemen:

On behalf of Miller Industries, Inc. (the “Company”), this letter sets forth the Company’s responses to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of June 24, 2010.  The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff.  Please note that this letter is being filed via EDGAR and concurrently faxed to the Staff.  Unless the context requires otherwise, references to “we”, “our”, “us”, “Miller Industries” or “the Company” in the responses below refer to Miller Industries, Inc.

Form 10-K

Item 1A.  Risk Factors, page 7

1.
We note your disclosure in the first paragraph of this section of “some of the important factors” that can affect your business.  All material risks should be discussed in this section.  In future filings, please revise to clarify that you have discussed all known material risks.

Securities and Exchange Commission
July 2, 2010

Response

The Company confirms that, in future filings, it will revise its disclosure in the first paragraph of Item 1A, Risk Factors, to clarify that the Company has discussed all known material risks.

Definitive Proxy Statement on Schedule

14A General

1.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

During a regular board meeting during the first quarter of 2010, the Board of Directors (the “Board”) of the Company conducted an assessment of the risks associated with the Company’s compensation policies and practices for the purpose of determining whether disclosure was required in response to Item 402(s).  This process included:
●	a review of the Company’s compensation programs;
●	the identification of design and administrative features that might promote risk taking, including reviewing a sample listing of such types of features; and
●	an analysis of the potential effects on the Company of the risks identified as a whole.
Based on this assessment, the Board concluded that the risks associated with the Company’s compensations policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation of Executive Officers and Directors, page 9

Summary Compensation Table, page 12

2.	Please advise why the Summary Compensation Table lists only four officers of the company.

Response

The Company currently has only four executive officers as defined in Rule 3b-7 of the Securities Exchange Act of 1934.

Securities and Exchange Commission
July 2, 2010

Non-Employee Director Compensation for 2009, page 18

3.	In future filings, please revise to disclose the aggregate grant date fair value of stock awards as computed in accordance with EASE Accounting Standards Codification Topic 718.

Response

The Company confirms that, in future filings, it will revise the non-employee director compensation to disclose the aggregate grant date fair value of stock awards as computed in accordance with EASE Accounting Standards Codification Topic 718.

Additionally, in response to the Staff’s request, the Company acknowledges that:
●	it is responsible for the adequacy and accuracy of the disclosure in its filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
●	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of the Company’s filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have.  Please call the undersigned at (423) 238-4171, or David A. Stockton of Kilpatrick Stockton LLP, the Company’s counsel for SEC reporting matters, at (404) 815-6444, with any questions or comments you may have regarding the responses set forth herein.

Sincerely,

MILLER INDUSTRIES, INC.

By:	/s/ Frank Madonia
Frank Madonia
Executive Vice President, General
Counsel and Secretary

 cc:    David A. Stockton, Kilpatrick Stockton LLP